Writer's Direct Dial: +44 20 7614 2230
E-Mail: dgottlieb@cgsh.com

August 5, 2013

BY EDGAR Ms. Stephanie J. Ciboroski Senior Assistant Chief Accountant Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 United States

Re:	HSBC Holdings plc (“HSBC”) Form 20-F for Fiscal Year Ended December 31, 2012 Filed March 12, 2013 File No. 001-14930

Dear Ms. Ciboroski:

I appreciated the opportunity to speak today with your colleague Rebekah Lindsey in connection with the comment letter that was received on August 2, 2013 relating to HSBC’s Annual Report on Form 20-F for 2012.  As discussed, HSBC intends to respond to the comments by no later than September 13, 2013.

Ms. Stephanie J. Ciboroski, p. 2

Please do not hesitate to contact me if you have any questions or if I can be of assistance at this time.  You can reach me in London at +44 20 7614 2230.

Yours sincerely,

/s/ David I. Gottlieb

David I. Gottlieb

cc:	Ms. Rebekah Lindsey, Securities and Exchange Commission Mr. Iain J. Mackay, HSBC Holdings plc Mr. Russell Picot, HSBC Holdings plc